AMENDMENT NO. 45

TO THE DECLARATION OF TRUST OF

NORTHERN FUNDS

(a Delaware statutory trust)

This Amendment No. 45 (the “Amendment”) to the Agreement and Declaration of Trust of Northern Funds (the “Trust”) amends, effective July 28, 2017, the Agreement and Declaration of Trust of the Trust dated as of February 7, 2000, as amended (the “Declaration of Trust”).

WHEREAS, under Article V, Section 2 of the Declaration of Trust, the Trustees have full power and authority, in their sole discretion and without obtaining shareholder approval, to abolish any one or more series or classes of shares;

WHEREAS, the Technology Fund was liquidated as of July 28 , 2017 pursuant to a Plan of Liquidation approved by the Trustees, which provided for the liquidation of the Fund followed by the termination of the Fund as a series of the Trust; and

WHEREAS, the Large Cap Equity Fund was liquidated as of July 21, 2017 pursuant to a Plan of Reorganization approved by the Trustees, which provided for the reorganization of the Large Cap Equity Fund into the Large Cap Core Fund followed by the termination of the Large Cap Equity Fund as a series of the Trust;

NOW, THEREFORE, the Declaration of Trust is hereby amended as follows:

1. Each of the Technology Fund and Large Cap Equity Fund are abolished and terminated.

2. All references in the Declaration of Trust to the “Declaration” shall mean the Declaration of Trust as amended by this Amendment.

3. Except as specifically amended by this Amendment, the Declaration of Trust is hereby confirmed and remains in full force and effect.